Exhibit 99.1

Mint Incorporated Limited Announces Unaudited Financial Results for the First Half of Fiscal Year 2026

Financial Highlights for the Six Months Ended September 30, 2025

Total revenues were US$988,398 for the six months ended September 30, 2025, representing a decrease of 26.2% compared with the total revenues of US$1,339,496 for the six months ended September 30, 2024.

Gross profit was US$43,098 for the six months ended September 30, 2025, representing a decrease of 90.7% compared with our gross profit of US$462,610 for the six months ended September 30, 2024.

Operating loss was US$8,711,432 for the six months ended September 30, 2025, compared with operating income of US$161,765 for the six months ended September 30, 2024.

Net loss was US$8,582,742 for the six months ended September 30, 2025, compared with net income of US$131,911 for the six months ended September 30, 2024.

Financial Results for the Six Months Ended September 30, 2025

Revenues

Revenue was principally derived from the provision of design and fit out services, and design only services The table below sets forth the breakdown of revenue by service type for the periods indicated.

	For the six months ended September 30,
	2025	2024
	US$	US$
Design and fit out services	978,157	803,184
Design only services	10,241	536,312
Total	988,398	1,339,496

Design and fit out services comprise design services and interior fit-out services. Our interior fit-out services typically involve: (i) overall project management of the interior fit-out works involving implementation of the design, planning, coordinating, monitoring and supervising the project on-site all through from the beginning to completion and follow-up rectification of defects during the defects liability period; (ii) supervision of the construction and installation of interior fit-out works carried out by our subcontractors; (iii) procurement and supply of bespoke carpentry/joinery and integral furniture, fixtures and accessories; and (iv) maintenance of the interior fit-out works during the defects liability period for the projects which we undertake on an ad-hoc basis.

For design only services, our in-house designers understand the needs of individual customers and the industries they are engaged in, conceptualizing customers’ design ideas into layout plans, producing tailor-made interior design proposals to cater for individual customers’ industry needs and project documentation.

Overall revenue decreased by US$351,098 or 26.2% from US$1,339,496 for the six months ended September 30, 2024, compared to US$988,398 for the six months ended September 30, 2025, which was mainly attributable the combined effect of:

(i)	the increase in revenue from design and fit out services for the six months ended September 30, 2025 to US$978,157, compare to US$803,184 for the six months ended September 30, 2024 was mainly due to the increase in number of projects for the six months ended September 30, 2025; and

(ii)	the decrease in revenue from design only services from US$536,312 for the six months ended September 30, 2024 to US$10,241 for the six months ended September 30, 2025 was mainly due to the decrease in number of design only projects for the six months ended September 30, 2025.

Cost of Revenue

Cost of revenue amounted to US$876,886 and US$945,300 for the six months ended September 30, 2024 and 2025, respectively.

Due to the difference in nature, complexity and specification for each project, cost of revenue may vary among different projects. The increase was primarily due to (i) the increase in subcontracting costs on milling, painting and electrical works as a result of the increase in the number of projects undertaken during the period and (ii) the increase in cost of purchase of equipment, furniture and other materials on fit-out works in relation to non-residential projects.

Cost of revenue mainly comprised subcontracting costs, purchase of equipment, furniture and other materials, staff costs, consultancy fees and other miscellaneous costs. We engage subcontractors to perform fit-out works, including but not limited to milling, painting, electrical, air conditioning and other renovation works, on a project-by-project basis.

Cost of purchase of equipment, furniture and other materials mainly represented carpentry/joinery and integral furniture, fixtures and accessories procured on behalf of our clients.

Staff costs represented salaries of designers and project managers.

Consultancy fees represented fees payable to external project managers or other professional consultants.

Gross Profit

Gross profit amounted to US$462,610 and US$43,098 for the six months ended September 30, 2024 and 2025, respectively. We recorded overall gross profit margin of approximately 34.5% and 4.4% for the corresponding years, which was due to the decrease in revenue from design only services and increase in cost of revenue. The change in overall gross profit were in line with the change in our overall revenue during the years. Our gross profit and gross profit margin are mainly affected by factors including, among others, (i) size of projects with reference to the design area; (ii) scope of work; and (iii) complexity of the design and/or construction work.

Selling and Marketing expenses

Selling and marketing expenses mainly represent the advertising expenses in relation to our business promotion. Our Selling and marketing expenses were US$3,074 and US$142,646 for the six months ended September 30, 2024 and 2025, respectively, representing approximately 0.23% and 14.43% of the total revenue for the corresponding years, respectively. The increase was mainly attributable to the increase in corporate marketing and business development for the six months ended September 30, 2025. Marketing services include social media content preparation and promotion, website maintenance, market research and analysis, identification of potential customers and ongoing marketing advisory services. Selling and marketing expenses - share based compensation mainly represent the marketing expenses in relation to our business development, which were US$ Nil and US$7,820,000 for the six months ended September 30, 2024 and 2025

General and Administrative Expenses

Our general and administrative expenses were US$297,771 and US$791,884 for the six months ended September 30, 2024 and 2025 respectively, representing approximately 22.2% and 80.1% of the total revenue for the corresponding years, respectively. The increase was mainly attributable to the 1) increase in amortization of leased assets 2) depreciation of leasehold improvement and 3) increase in consultancy fees and professional fees for the six months ended September 30, 2025.

Staff costs and benefits mainly represented salaries, retirement benefit scheme contributions and employee benefits of the managerial and administrative staff.

Operating lease expenses primarily represent expenses incurred on the properties leased as our office.

Office expenses mainly represented building management fees, expenses on office supplies, cleaning, telephone charges and maintenance and repairs.

Transportation expenses represented the travelling expenses relating to the provision for design and fit out services incurred by administrative staff.

Information technology expenses represented expenses in relation to the use of photocopier and IT support services.

Professional fees mainly represented audit fees and legal and professional fees.

Other Expense and Income, net

Other income mainly represented (i) bank interest income; (ii) bank interest expense and (iii) other miscellaneous income.

Benefit from (Provision for) Income Taxes

We generated substantially all of our taxable income in Hong Kong.

Under the two-tiered profits tax rates regime in Hong Kong, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Net (Loss) Income

Net income amounted to approximately US$131,911 for the six months ended September 30, 2024 and net loss amounted to approximately US$8,582,742 for the six months ended September 30, 2025, respectively.

MINT INCORPORATION LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCES SHEETS

AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025

(Stated in US Dollars, except for number of shares)

	As of September 30, 2025 (Unaudited)	As of March 31, 2025 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$4,090,170	$4,520,241
Accounts receivable, net	184,797	654,209
Accounts receivable – related party, net	114,228	186,533
Contract assets, net	269,028	595,870
Loan receivable, net	508,659	127,181
Prepayments	280,887	476,022
Prepaid Income Tax	142,050	110,758
Deferred tax assets, net	267,209	174,915
Deposits and other current assets, net	92,689	85,272
Total current assets	$5,949,717	$6,931,001

Non-current assets:
Property and equipment, net	227,049	10,541
Operating lease right-of-use assets, net	131,485	178,865
Prepayments	327,221	455,148
Total non-current assets	$685,755	$644,554

TOTAL ASSETS	$6,635,472	$7,575,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$293,480	$345,614
Bank Loan, current	105,817	103,692
Contract liabilities	17,498	4,499
Operating lease liabilities, current	112,352	95,130
Accrued liabilities and other payables	130,012	173,516
Total current liabilities	$659,159	$722,451

Non-current liabilities:
Bank loan, non-current	909,132	962,671
Operating lease liabilities, non-current	34,235	90,965
Total non-current liabilities	$943,367	$1,053,636

TOTAL LIABILITIES	$1,602,526	$1,776,087

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares of no par value, 252,000,000 shares authorized, 18,012,500 shares and 16,012,500 shares issued and outstanding as of September 30, 2025 and March 31, 2025 respectively	$4,000	$4,000
Class B ordinary shares of no par value, 28,000,000 shares authorized, 7,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025 respectively	—	—
Additional paid-in capital	13,879,532	6,059,532
Accumulated losses	(8,851,885)	(269,143)
Accumulated other comprehensive income	1,299	5,079
Total Shareholders’ Equity	$5,032,946	$5,799,468

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,635,472	$7,575,555

MINT INCORPORATION LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars except for share and per share data, or otherwise noted)

	For the Six Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$988,398	$1,123,575
Revenues – related party	—	215,921
Cost of revenues	(918,277)	(876,886)
Cost of revenues – related party	(27,023)	—
Gross profit	43,098	462,610

Operating expenses
Selling and marketing expenses	(142,646)	(3,074)
Selling and marketing expenses-share-based compensation	(7,820,000)	—
General and administrative expenses	(791,884)	(297,771)
Total operating expenses	(8,754,530)	(300,845)

Operating (loss) income	$(8,711,432)	$161,765

Other income (expense), net
Other income	12,930	1,153
Interest income	19,755	8,840
Interest income-related parties	19,783	—
Interest expense	(15,729)	(17,254)
Total other income (expenses), net	36,739	(7,261)

(Loss) Income before income taxes	(8,674,693)	154,504
Benefit from (Provision for) income taxes	91,951	(22,593)
Net (loss) income	$(8,582,742)	$131,911

Other comprehensive (loss) income
Foreign currency translation adjustment	(3,780)	9,724
Total comprehensive (loss) income	$(8,586,522)	$141,635

(Loss) Earning per share – basic and diluted	$(0.35)	$0.01
Basic and diluted weighted average shares outstanding	24,673,702	21,000,000

About Mint:

Mint Incorporation Limited (NASDAQ: MIMI), a Hong-Kong based enterprise listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary Axonex Intelligence Limited, the company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.